UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreement

As previously disclosed, on August 15, 2025, Giant Connection Limited (“Giant Connection”), a fully owned subsidiary of TROOPS, Inc. (the “Company”) entered into a Sale and Purchase Agreement (the “Agreement”) with DIGITAL INSURA, INC., (the “Vendor”). The Vendor has ownership of 3,000 ordinary shares (the “Sale Shares”), being 75% of the issued and outstanding shares of of BLUE POOL VENTURES LIMITED (the “Target Company”), which operates an insurance brokerage business through its subsidiary, Mass Fidelity Asset Management Limited. Pursuant to the Agreement, the Vendor has agreed to sell and Giant Connection has agreed to purchase 49% of the Sale Shares for an aggregate consideration of HK$11,833,500 to be satisfied through a bank transfer, with a further Put Option whereby for a period of 5 years, Giant Connection shall purchase, upon written notice by the Vendor, in one or more closings, up to an aggregate of the remaining 51% of the Sale Shares, at a per share purchase price of HK$8,050, to be satisfied through bank transfer or procurement of the Company to issue its ordinary shares.

Completion of the Agreement occurred on September 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: October 3, 2025	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer